COWEN GROUP, INC.
599 Lexington Avenue

New York, New York 10022

May 3, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Attention:  Adam F. Turk, Attorney-Advisor
Duc Dang, Attorney-Advisor

Re:                               Cowen Group, Inc.
Registration Statement on Form S-4
Filed March 31, 2011
File No. 333-173223

Dear Mr. Turk:

Pursuant to your letter dated April 25, 2011 and the comment of the Staff of the Division of Corporation Finance (the “Staff”) contained therein, Cowen Group, Inc. (“Cowen”) filed Pre-Effective Amendment No. 1 (“Amendment No. 1”) to its registration statement on Form S-4 (Registration No. 333-173223) (the “Registration Statement”) on May 3, 2011.

In connection with the filing of Amendment No. 1, Cowen hereby acknowledges that:

•                                          Cowen is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•                                          Cowen further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

[Remainder of Page Intentionally Left Blank]

Should you have any questions regarding any of the foregoing, please do not hesitate to contact me at (212) 845-7900 or David K. Boston or Laura L. Delanoy of Willkie Farr & Gallagher LLP, our legal counsel, at (212) 728-8000.

Very truly yours,

COWEN GROUP, INC.

/s/ Peter A. Cohen
Peter A. Cohen
Chairman of the Board, Chief
Executive Officer and President

cc:                                 Owen S. Littman, Cowen Group, Inc.
Stephen H. Gray, LaBranche & Co Inc.
David K. Boston, Willkie Farr & Gallagher LLP
Laura L. Delanoy, Willkie Farr & Gallagher LLP
Michael Aiello, Weil, Gotshal & Manges LLP